UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica: AGM Results 2022	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

The Annual General Shareholders’ Meeting of Telefónica, S.A. held at second call today, April 8, 2022, has approved all the resolutions submitted by the Board of Directors for deliberation and vote by the General Shareholders’ Meeting.

The full text of these resolutions is attached to this report.

In addition, further to the Annual General Shareholders’ Meeting of Telefónica, S.A., the Board of Directors of the Company, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, has unanimously adopted the following resolutions regarding the reelection of Directors approved in the abovementioned Meeting:

•To reelect Mr. José María Abril Pérez as Vice-Chairman of the Board of Directors.

•To reelect Mr. Ángel Vilá Boix as Chief Operating Officer of Telefónica, S.A.

•To reelect Mr. José María Abril Pérez, Mr. Ángel Vilá Boix and Mr. Francisco Javier de Paz Mancho as members of the Executive Commission of the Board of Directors.

•That the Directors reelected and ratified and appointed by the Annual General Shareholders’ Meeting that are members of any of the remaining Committees of the Board of Directors continue to be members of the same.

Madrid, April 8, 2022

ORDINARY GENERAL SHAREHOLDERS’ MEETING OF TELEFÓNICA S.A. - 2022 - PROPOSED RESOLUTIONS SUBMITTED BY THE BOARD OF DIRECTORS TO THE SHAREHOLDERS FOR DECISION AT THE GENERAL SHAREHOLDERS’ MEETING April 7/8, 2022

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 2 of 21 Proposal regarding Item I on the Agenda: Individual and consolidated Annual Accounts, consolidated non-financial information and management of the Board of Directors of Telefónica, S.A. during fiscal year 2021. I.1 Approval of the Annual Accounts and of the Management Report of both Telefónica, S.A. and its Consolidated Group of Companies for fiscal year 2021. To approve the Individual Annual Accounts (Balance Sheet, Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes), the Consolidated Financial Statements -Consolidated Annual Accounts- (Statement of Financial Condition, Income Statement, Global Income Statement, Statement of Changes in Shareholders’ Equity, Cash Flow Statement and Notes to the Consolidated Financial Statements), and the Management Reports of Telefónica, S.A. and its Consolidated Group of Companies for the fiscal year ended on December 31, 2021, as finalized by the Board of Directors at its meeting of February 23, 2022. In the Individual Annual Accounts, the Balance Sheet as of December 31, 2021 discloses assets total, liabilities total and shareholders’ equity in the amount of 71,875 million euros each, and the Income Statement as of the end of the fiscal year shows a profit of 206 million euros. In the Consolidated Financial Statements (Consolidated Annual Accounts), the Statement of Financial Condition as of December 31, 2021 discloses assets total, liabilities total, and shareholders’ equity in the amount of 109,213 million euros each, and the Income Statement as of the end of the fiscal year shows a profit attributable to the shareholders of the controlling Company in the amount of 8,137 million euros. I.2 Approval of the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2021 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year. To approve the Statement of Non-Financial Information of the Consolidated Group of Companies led by Telefónica, S.A. for fiscal year 2021 included in the Consolidated Management Report of Telefónica, S.A. and of its Group of Companies for such fiscal year, and, specifically, the information regarding the climate change targets and the decarbonization plan contained in section 2.2 of such Report. I.3 Approval of the management of the Board of Directors of Telefónica, S.A. during fiscal year 2021. To approve the corporate management of the Board of Directors of Telefónica, S.A. during fiscal year 2021. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 3 of 21 Proposal regarding Item II on the Agenda: Approval of the Proposed Allocation of the Profits/Losses of Telefónica, S.A. for fiscal year 2021. To approve the following Proposed Allocation of the Profits/Losses of Telefónica, S.A. for the fiscal year ended December 31, 2021: To allocate the profit obtained by Telefónica, S.A. in fiscal year 2021, in the amount of 205,696,563.56 euros, as follows: ▪ 20,569,656.36 euros to the Legal Reserve. ▪ 185,126,907.20 euros to Voluntary Reserves. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 4 of 21 Proposal regarding Item III on the Agenda: Re-election of the Statutory Auditor for fiscal year 2022. Pursuant to the proposal made by the Audit and Control Committee, the Board of Directors submits the following resolution for approval of the shareholders at the General Shareholders’ Meeting: To re-elect PricewaterhouseCoopers Auditores S.L, with registered office at Madrid, Torre PWC, Paseo de la Castellana 259 B and Tax Identif ication Code (C.I.F.) B-79031290 as Auditor of Telefónica, S.A. and its Consolidated Group of Companies, for fiscal year 2022. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 5 of 21 Proposal regarding Item IV on the Agenda: Re-election, ratification and appointment of Directors, if applicable. IV.1. To re-elect Mr. José María Abril Pérez as a Director for the bylaw-mandated term of four years, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Proprietary Director. IV.2. To re-elect Mr. Ángel Vilá Boix as a Director for the bylaw-mandated term of four years, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Executive Director. IV.3. To re-elect Ms. María Luisa García Blanco as a Director for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director. IV.4. To re-elect Mr. Francisco Javier de Paz Mancho as a Director for the bylaw- mandated term of four years, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, with the classification of Other External Director. IV.5 To ratify the interim appointment (co-option) of Ms. María Rotondo Urcola as a Director, approved by the Board of Directors at its meeting held on September 29, 2021, and to appoint her as a Director, for the bylaw-mandated term of four years, following a proposal from the Nominating, Compensation and Corporate Governance Committee, with the classification of Independent Director. In addition, the ratif ication of any interim appointments of Directors that the Board of Directors might approve from the call to the General Meeting to the time immediately prior to the holding thereof will also be proposed to the shareholders at the General Shareholders’ Meeting. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 6 of 21 Proposal regarding Item V on the Agenda: Setting the number of members of the Board of Directors at fifteen. Pursuant to the provisions of Article 29 of the By-Laws, to set the number of members of the Board of Directors at fifteen. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 7 of 21 Proposal regarding Item VI on the Agenda: Reduction of share capital through the cancellation of own shares, excluding the right of creditors to object, amending the text of Article 6 of the By-Laws relating to share capital. A) To reduce the share capital of Telefónica, S.A. (“Telefónica” or the “Company”) by the amount of 139,275,057 euros, by means of the cancellation of 139,275,057 own shares of the Company currently held as treasury stock (representing, approximately, 2.41% of the Company's current share capital). The reduction in share capital will not entail a return of contributions to the shareholders, since the Company itself is the owner of the shares which, where appropriate, will be cancelled, and will be made with a charge to unrestricted reserves, by means of the funding of a reserve for cancelled share capital in an amount equal to the par value of the cancelled shares (i.e. in the amount of 139,275,057 euros), which may only be used in compliance with the same requirements as those established for a reduction in share capital, by application of the provisions of Section 335 c) of the Companies Act (Ley de Sociedades de Capital). Accordingly, as laid down in such section, the creditors of the Company will not have the right to oppose the reduction provided for in Section 334 of the Companies Act in connection with the approved reduction in share capital. It is hereby stated for the record, in order to comply with the provisions of Section 411.1 of the Companies Act, that the consent of the bondholders’ syndicate for the outstanding issues of debentures and bonds is not required, since the approved capital reduction does not reduce the original ratio between the sum of capital plus reserves and the amount of the debentures pending repayment. The capital reduction must be implemented within one year from the adoption of this resolution. B) To authorize the Board of Directors so that, within a period of one year from the adoption of this resolution, it may determine those circumstances that have not been expressly established in this resolution or that are a result thereof, and to adopt the resolutions, take the actions and execute the public or private documents that may be necessary or appropriate for the full execution of the approved reduction in share capital, including, by way of example, publication of the legally required notices, submission of the appropriate applications and giving the appropriate notices to delist the cancelled shares from the Stock Exchange. The delegation includes the power to amend the text of Article 6 of the By-Laws relating to share capital. The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors the powers referred to in this resolution, without prejudice to the powers of attorney that may be granted to any person for specific acts of execution. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 8 of 21 Proposal regarding Item VII on the Agenda: Shareholder compensation. VII.1.- Shareholder compensation by means of a scrip dividend. Approval of an increase in share capital with a charge to reserves by such amount as may be determined pursuant to the terms and conditions of the resolution, through the issuance of new ordinary shares having a par value of one euro each, and with a provision for incomplete allotment. Offer to the shareholders to purchase their free allotment rights at a guaranteed price. 1.- Capital increase with a charge to reserves Approval of an increase in share capital in the amount resulting from multiplying (a) the par value of one euro per share of Telefónica, S.A. (“Telefónica” or the “Company”) by (b) the number of new shares of the Company to be determined using the formula indicated under section 2 below. The capital increase will be carried out by means of the issuance and flotation of new ordinary shares, having a par value of one euro each, of the same class and series as those that are currently outstanding, represented by book entries. The capital increase will be carried out in its entirety with a charge to one of the reserves provided for in Section 303.1 of the Companies Act (Ley de Sociedades de Capital). The new shares will be issued at par, i.e., at their nominal value of one euro, without a share premium, and will be allotted without charge to those shareholders who exercise their free allotment rights. Pursuant to the provisions of Section 311 of the Companies Act, provision is made for the possibility of an incomplete allotment of the capital increase in the event that the Company, a company within its Group or a third party waives part or all of the free allotment rights to which they are entitled at the time of implementation of the increase. In the event of such incomplete allotment, the share capital will be increased by the corresponding amount. 2.- New shares to be issued The maximum number of new shares to be issued will be the number resulting from the application of the following formula, rounded down to the nearest whole number: NNS = TNShrs / Number of rights Where: “NNS” is the maximum number of new shares to be issued; “TNShrs” is the number of shares of the Company on the date it is resolved to implement the capital increase; and “Number of rights” is the number of free allotment rights required for the allotment of one new share, which will be the number resulting from applying the following formula, rounded

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 9 of 21 up to the nearest whole number: Number of rights = [TNShrs x ListPri] / Reference Amount Where: “Reference Amount” will be the market reference value of the capital increase, which will be the result of applying the following formula: Reference Amount = TNShrs x 0.15 x ListPri / (ListPri - 0.15) which may not exceed the sum of 950,000,000 euros. “ListPri” is the arithmetic mean of the average weighted prices of the shares of the Company on the Spanish Automated Quotation System (Sistema de Interconexión Bursátil Español) during the 5 trading sessions closed prior to the resolution of the Board of Directors to carry out the capital increase, rounded to the nearest one-thousandth of a euro and, in the case of one-half of one-thousandth of a euro, rounded up to the nearest one- thousandth. In any case, ListPri may not be less than the par value of the shares of Telefónica, such that if the result of such calculation is less, ListPri will be equal to one euro. The maximum number of new shares to be issued thus calculated will be subject to the corresponding rounding to obtain a whole number of shares (by rounding the result down to the nearest whole number) and a rights-to-shares conversion ratio that is also whole (by rounding the result up to the nearest whole number). Additionally, and for the same purposes, the Company (or any entity within its Group that holds shares of the Company) will waive the free allotment rights corresponding thereto as provided in section 3 below. 3.- Free allotment rights Each share of the Company will grant one free allotment right. The number of free allotment rights required to receive one new share will be automatically determined according to the ratio existing between the maximum number of shares to be issued (NNS) and the number of shares of the Company at the date it is resolved to carry out the capital increase (TNShrs), calculated in accordance with the formula set forth in section 2 above. Specifically, the shareholders will be entitled to receive one new share for in the corresponding proportion for as many free allotment rights, determined as provided in section 2 above (Number of rights), as they hold. In the event that the number of free allotment rights required for the allotment of one new share (Number of rights) multiplied by the maximum number of new shares to be issued (NNS) results in a number that is lower than the number of shares of the Company on the date it is resolved to carry out the capital increase (TNShrs), the Company (or any entity within its Group that holds shares of the Company) will waive a number of free allotment rights equal to the difference between both figures, solely for the purpose of the number of new shares being a whole number and not a fraction.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 10 of 21 The free allotment rights will be allotted to the shareholders who appear as being entitled thereto in the book-entry records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) on the relevant date in accordance with applicable rules governing the clearing and settlement of securities. The free allotment rights will be transferable on the same conditions as the shares from which they derive. The free allotment rights may be traded on the Spanish continuous market during the term determined by the Board of Directors, subject to a minimum of fourteen calendar days. Sufficient free allotment rights in the proportion required to subscribe for new shares may be acquired on the market during said trading period. Once the period for trading the free allotment rights has ended, the new shares that it has not been possible to allot will be held on deposit for those who provide evidence that they are the lawful holders of the corresponding free allotment rights. Upon the passage of three years from the end of the aforementioned period for trading the free allotment rights, the new shares that are still pending allotment may be sold, for the account and risk of the interested parties, in accordance with the provisions of Section 117 of the Companies Act. The net proceeds from such sale will be kept available for the interested parties as provided by applicable law. 4.- Irrevocable undertaking to purchase the free allotment rights The Company, or such company of its Group as may be determined, will assume an irrevocable undertaking to purchase the free allotment rights at the price set forth below, exclusively in favor of the shareholders who were originally allotted the rights and solely in relation to the initially allotted rights, and the purchase undertaking may not be enforced with respect to free allotment rights that are acquired on or outside of the market. The purchase undertaking will be effective during such term as is established by the Board of Directors, within the period for trading the rights. For such purpose, the Company, or the corresponding company of its Group, is authorized to acquire such free allotment rights (as well as the shares corresponding thereto) up to the maximum limit of the total number of rights issued, subject to compliance with legal limitations in all cases. The purchase price of each free allotment right under the purchase undertaking (Purchase Price) will be equal to the amount resulting from the following formula, rounded to the nearest one-thousandth of a euro, and in the case of one-half of one-thousandth of a euro, rounded up to the nearest one-thousandth of a euro: Purchase Price = ListPri / (Number of rights + 1) By decision of the Board of Directors, the Company may acquire the free allotment rights as a result of the purchase undertaking in part or in full, with a charge to results for the fiscal year or one of the reserves provided for in Section 303.1 of the Companies Act. Provision is made for the Company to waive the exercise of the free allotment rights acquired pursuant to the aforementioned purchase undertaking, such that the share capital will be increased only by the amount corresponding to the free allotment

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 11 of 21 rights that have not been waived. 5.- Balance sheet for the transaction and reserve to which the increase will be charged The balance sheet used as the basis for the transaction is the balance sheet as of December 31, 2021, duly audited and approved by the shareholders at this General Shareholders’ Meeting. As noted above, the capital increase will be made in its entirety with a charge to one of the reserves provided for in Section 303.1 of the Companies Act. When implementing the increase, the Board of Directors will determine the reserve or reserves to be used and the amount thereof in accordance with the balance sheet used as the basis for the transaction. 6.- Representation and rights of the new shares The new shares that are issued will be represented by book entries, the book-entry registration of which is entrusted to Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares that are issued will give their holders the same rights as the currently outstanding ordinary shares of the Company as from the date on which the increase is declared to be subscribed and paid up. 7.- Application for admission to official trading Application will be made for admission of the new shares issued to trading on the Madrid, Barcelona, Bilbao and Valencia Stock Exchanges through the Spanish Automated Quotation System (Sistema de Interconexión Bursátil) (Continuous Market), by taking such steps and actions as are necessary or appropriate and submitting the required documents to the competent bodies of the foreign Stock Exchanges on which the shares of the Company are listed (currently, through ADSs, in New York and Lima) in order for the new shares that are issued to be admitted to trading. It is expressly stated for the record that the Company submits to the Stock Exchange rules that may now or hereafter exist, and especially regarding trading, continued listing on and delisting from official markets. It is expressly stated for the record and for appropriate legal purposes that in the event of a subsequent request for delisting of the Company’s shares, such delisting will be carried out with such formalities as apply thereto and, in such event, the interests of the shareholders opposing or not voting on the resolution to delist wi ll be safeguarded, in compliance with the requirements set out in applicable legal provisions. 8.- Implementation of the increase Within a period of one year from the date of this resolution, the Board of Directors may resolve, if it so deems appropriate, to implement the increase and set the date of implementation and terms and conditions thereof to the extent not provided for in this resolution.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 12 of 21 If the Board of Directors does not consider it advisable to implement the increase from the perspective of the corporate interest in view of the conditions affecting the market or the Company or those arising from any circumstance or event of social or financial significance to the Company, it may refrain from implementing such increase and must report such decision to the shareholders at the next General Shareholders’ Meeting. At the end of the period for trading the free allotment rights: (a) The new shares will be allotted to the holders of free allotment rights, according to the records of IBERCLEAR and its participating entities, in the required proportion resulting from section 3 above. (b) The Board of Directors will close the period for trading the free allotment rights and will record the application of an amount of reserves equal to the capital increase, with the increase thus being fully paid up. Additionally, at the end of the period for trading the free allotment rights, the Board of Directors will adopt the resolutions required to amend the By-Laws in order to reflect the new amount of share capital and the new number of shares resulting from the capital increase and to apply for admission of the new shares that are issued to trading on the Spanish Stock Exchanges, as well as on any other Stock Exchanges or markets where the Company’s shares are listed. 9.- Delegation of powers for implementation of the increase Pursuant to the provisions of Section 297.1.a) of the Companies Act and within a period of one year as from the date of approval of this resolution, the Board of Directors (with express powers of sub-delegation) is authorized to implement the capital increase, setting the date of implementation and the terms and conditions thereof to the extent not provided for in this resolution. By way of example and without limitation, the following powers are delegated to the Board of Directors, with express powers of sub-delegation, to execute and implement the capital increase: (i) To set the date on which the capital increase is to be carried out, which in all cases will be within a period of one year from the approval of this resolution, and to determine the specific implementation schedule as well as the reserves from among those provided for in Section 303.1 of the Companies Act with a charge to which such increase will be implemented. (ii) To determine the amount of the capital increase, the number of new shares, the Reference Amount within the limit set forth in section 2 above and the number of free allotment rights required for the allotment of a new share, all in accordance with the provisions in the foregoing sections of this resolution. (iii) To establish the duration of the period for trading the free allotment rights, subject to a minimum of fourteen calendar days, as well as to determine such other date, term or period as is required or appropriate to carry out the capital increase.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 13 of 21 (iv) To set, within the period that is established for trading the free allotment rights, the term during which the undertaking to purchase the free allotment rights will be effective and may be exercised, on the aforementioned terms and setting the terms and conditions thereof to the extent not provided for in this resolution. (v) To set the period during which the purchase undertaking will be in effect and to comply therewith, paying the corresponding sums to the holders of free allotment rights who have accepted said undertaking. (vi) To waive such number of free allotment rights as is necessary to adjust the proportion of allotment of new shares to the free allotment rights that are acquired pursuant to the purchase undertaking and to any other free allotment rights that it is necessary or appropriate to waive. (vii) To waive the free allotment rights that are acquired in the exercise of the purchase undertaking and, thus, the new shares corresponding to such rights. (viii) To declare the capital increase implemented and closed after the end of the period for trading the free allotment rights, determining incomplete subscription where applicable, and executing such public and private documents as are necessary or appropriate to implement the capital increase in part or in full, amending the text of Article 6 of the By-Laws relating to share capital. (ix) To draw up, execute and submit all necessary or appropriate documentation and to take all necessary or appropriate actions in order for the new shares to be included in the book-entry records of IBERCLEAR and admitted to listing on the Spanish and foreign Stock Exchanges on which the Company’s shares are listed, in accordance with the procedures established at each of such Stock Exchanges, assuming responsibility for the content of said documentation, as well as to draw up, execute and submit such additional, supplementary or complementary information or documentation as is required or appropriate, with the power to request the verification and registration thereof. (x) To carry out any action, take any step or make any declaration before the National Stock Market Commission (Comisión Nacional del Mercado de Valores), the Exchange Management Companies (Sociedades Rectoras de las Bolsas), the Spanish Stock Exchange Company (Sociedad de Bolsas), IBERCLEAR and any other public or private body, entity or registry, whether Spanish or foreign, to secure the authorization, verification and implementation of the issuance whenever necessary or appropriate, as well as the admission to trading of the new shares and the free allotment rights. (xi) To draw up and publish such notices as are necessary or appropriate for such purpose. (xii) To draw up, sign, execute and, if applicable, certify any kind of document relating to the capital increase, including but not limited to such public and private documents as are required. (xiii) To carry out the necessary or appropriate actions and establish the necessary or

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 14 of 21 appropriate mechanisms and processes for compliance with all tax obligations arising from the implementation of the scrip dividend resolution, including any withholdings and/or payments on account (in cash or in kind) that are required by law at any time. (xiv) To take all such actions as are necessary or appropriate to implement and formalize the capital increase with any public or private entities or agencies, whether Spanish or foreign, including acts for purposes of representation or supplementation or to cure defects or omissions that might prevent or hinder the full effectiveness of the foregoing resolutions. The Board of Directors is expressly authorized to in turn delegate to the Executive Commission or the Executive Chairman of the Board of Directors the powers to which this resolution refers, all without prejudice to the powers that may be granted to any person for specific acts of execution. VII.2.- Shareholder compensation by means of the distribution of dividends with a charge to unrestricted reserves. To approve the distribution of dividends in cash with a charge to unrestricted reserves, through the payment of the fixed amount of 0.15 euro to each of the existing shares of Telefónica, S.A. entitled to participate in such distribution. Payment will be made in cash on the day of December 2022 that the Board of Directors designates, through the entities members of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR). The Company will announce the exact date of payment in due course. The ex-date is expected to be no later than December 16. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 15 of 21 Proposal regarding Item VIII on the Agenda: Approval of a Global incentive share purchase Plan for shares of Telefónica, S.A. for the Employees of the Telefónica Group. To approve a Global incentive share purchase Plan for shares of Telefónica, S.A. (hereinafter, the “Plan”), aimed at Employees of the Telefónica Group, including the Senior Executive Officers, and at the Executive Directors of Telefónica, S.A., in accordance with the following basic terms and conditions: 1. Description of the Plan: For purposes of aligning the interests of the Employees of the Telefónica Group, including the Senior Executive Officers, and those of the Executive Directors of Telefónica, S.A., with those of its shareholders, the Plan offers the opportunity to acquire shares of Telefónica, S.A. with the latter undertaking to deliver free of charge a certain number of additional shares of Telefónica, S.A. to the recipients who join the Plan, provided that certain requirements are complied with. 2. Recipients of the Plan: The Employees of the Telefónica Group (including the Senior Executive Officers) and the Executive Directors of Telefónica, S.A. who comply at any time with the requirements of seniority or other requirements as to suitability that the Board of Directors of Telefónica, S.A. may establish for such purpose in order to join the Plan will be recipients of the Plan. The recipients who join the Plan by complying with the formalities and requirements established at any time for such purpose will be hereinafter referred to as the “Participants.” 3. Duration of the Plan: The Plan will have a minimum duration of eighteen (18) months and a maximum duration of four (4) years as from its implementation, which must take place within the maximum term of eighteen (18) months as from the date of this resolution. The Plan will have a one (1)-year period for the purchase of shares (hereinafter, the “Purchase Period”) and a share holding period (hereinafter, the “Holding Period”) that will have a duration of at least six (6) months as from the end of the Purchase Period. 4. Acquisition procedure: The Participants will have the opportunity to acquire shares of Telefónica, S.A. at their market value by means of an investment agreement (the “Investment Agreement”) under which the Participants will determine the portion of their remuneration that they wish to allocate to such purpose during the Purchase Period. The specific amount that each Participant may allocate to the acquisition of shares of Telefónica, S.A. (the “Acquired Shares”) will be determined by the Board of Directors once the number of Participants and the total amount that the Group of Participants wish to allocate to the acquisition of shares are known. In no case may the amount exceed 1,800 euros per Participant, and the Board of Directors may establish a lower amount.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 16 of 21 5. Free-of-charge delivery of additional shares based on the Acquired Shares: The Participants will have the right to the free-of-charge delivery of additional shares of Telefónica, S.A. (hereinafter, the “Additional Shares”) at the end of the Holding Period, based on the number of Acquired Shares under the Plan and provided that the Acquired Shares are held at the end of such period. If part or all of the Acquired Shares are sold before the end of the Holding Period, the Participant will lose the right to the free-of-charge delivery of the Additional Shares corresponding to the Acquired Shares that have been sold. Additionally, the Board of Directors may resolve to grant the Participants the right to receive the amount of the financial rights arising out of the Additional Shares, or equivalent compensation, as from the purchase of the Acquired Shares. At the commencement of the Purchase Period, the Board of Directors will determine the proportion of Additional Shares to be delivered at the end of the Holding Period for each of the Acquired Shares. However, a Participant will receive a maximum of one Additional Share for each Acquired Share. The free-of-charge delivery of Additional Shares will be subject in particular to (i) the Participant remaining within the Telefónica Group until the end of the Holding Period and (ii) the respective Acquired Shares being held until the end of the Holding Period. The Board of Directors may establish such additional conditions or exceptions thereto as it deems appropriate. 6. Possible additional free-of-charge delivery of up to 100 shares to each Participant to mark the 100th anniversary of Telefónica, S.A.: In order to mark the 100th anniversary of the establishment of Telefónica, S.A. (April 19, 2024), each Participant may receive, in addition to the Additional Shares and free of charge, up to 100 shares of Telefónica, S.A. upon the terms and conditions established, if applicable, by the Board of Directors after a favorable report from the Nominating, Compensation and Corporate Governance Committee. In particular, the Board of Directors, after a favorable report from the Nominating, Compensation and Corporate Governance Committee, will determine the number of shares of Telefónica, S.A. that each Participant may receive under the provisions of this section 6 within the maximum limit of 100 shares mentioned in the preceding paragraph, as well as the delivery date. 7. Maximum number of shares to be delivered free of charge in implementation of the Plan: The maximum number of shares to be delivered free of charge to the Participants in implementation of the Plan will be the result of (a) dividing the amount allocated to the Plan by the Board of Directors by the weighted cost of acquisition of the shares to be delivered, taking into account the price at which the Acquired Shares have been purchased in execution of the various Investment Agreements during the Purchase Period, and (b) adding the free-of-charge shares, if any, delivered to the Participants pursuant to the provisions of section 6 above. The Board of Directors will determine, upon a prior report from the Nominating, Compensation and Corporate Governance Committee, the overall amount

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 17 of 21 allocated to the Plan. In any event, the amount allocated to the delivery of shares shall not exceed 2,500 euros per Participant. Out of the total of free-of-charge shares to be delivered under the Plan, the maximum number to be delivered to each Executive Director of Telefónica, S.A. (including the Additional Shares and the shares referred to in section 6 above) will be 764 shares of one euro nominal value. In any event, the total of free-of-charge shares to be delivered for the whole Plan (including the Additional Shares and those referred to in section 6 above) may never exceed 0.38% of the share capital of Telefónica, S.A. at the date of approval of this resolution. 8. Source of the shares to be delivered free of charge in implementation of the Plan: Subject to compliance with the legal requirements established for such purpose, the shares to be delivered free of charge to the Participants in implementation of the Plan may be (a) treasury shares of Telefónica, S.A. that either Telefónica, S.A. itself or any company of its Group has acquired or acquires; or (b) newly-issued shares of Telefónica, S.A. To authorize the Board of Directors, to the broadest extent possible, with the Board of Directors being able to delegate such powers to the Executive Commission, the Nominating, Compensation and Corporate Governance Committee, the Executive Chairman of the Board of Directors, the Chief Operating Officer, or any other person expressly empowered by the Board of Directors for such purpose, to implement this resolution and to implement, at the time and in the manner that it deems appropriate, develop, formalize, execute and make payments under the Plan, adopting such resolutions and signing such public or private documents as are necessary or appropriate in order for it to be fully effective, including the power to remedy, correct, amend or supplement this resolution. And, in general, to adopt such resolutions and perform such actions as are necessary or merely appropriate for the successful implementation of this resolution and the implementation, execution and settlement of the Plan, including but not limited to the following powers, always within the framework of the terms and conditions established in this resolution: (a) To implement and execute the Plan when it deems it appropriate and in the specific form that it considers suitable. (b) To develop and set the specific conditions of the Plan as to all matters not provided for in this resolution, including but not limited to establishing the overall amount allocated to the Plan, any terms and conditions that must be fulfilled for the free-of-charge delivery of up to 100 shares to each Participant pursuant to the provisions of section 6 above, as well as the exact number of shares to be delivered to the Participants, if applicable, the terms and conditions of the Investment Agreements with Participants, the possibility of establishing circumstances for early settlement of the Plan, as well as establish, among other things, the dates for acquisition of shares during the Purchase Period, the duration of the Holding Period and the delivery date of the Additional Shares and, if applicable, of the free-of-charge shares referred to in section 6 above, all in implementation of the Plan.

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 18 of 21 (c) Insofar as the legal system applicable to any Participants or to particular companies of the Telefónica Group requires or makes it advisable or if it is necessary or appropriate for legal, regulatory, operational or other similar reasons, to adapt the basic conditions set forth on a general or particular basis, including but not limited to the possibility of adapting the share delivery mechanisms, without altering the maximum number of shares linked to the Plan, providing for and effecting the partial or total settlement of the Plan in cash, without the physical delivery of shares, establishing different durations of the Holding Period for different categories of Participant, adapting the delivery period for Additional Shares, as well as establishing the procedure for payment of compensation equivalent to the financial rights attaching to the Additional Shares. (d) To decide not to implement or to cancel the Plan, in whole or in part, at any time before the commencement date of the Purchase Period, including the ability not to deliver the shares referred to in section 6 above, as well as to exclude certain Groups of potential Participants or companies of the Telefónica Group when the circumstances make it advisable to do so. (e) To draw up, enter into and file such notices and supplementary documentation as are necessary or appropriate with any public or private body for purposes of the implementation, execution or settlement of the Plan, including the respective prior notices and prospectuses, if necessary. (f) To perform any action or activity or make any declaration before any public or private body, entity or registry to obtain any necessary authorization or verif ication for the implementation, execution or settlement of the Plan and the free-of-charge delivery of the Telefónica, S.A. shares. (g) To negotiate, agree on and enter into such contracts of any kind with financial entities or other entities at its discretion, on the terms and conditions it deems appropriate, as are necessary or suitable for the better implementation, execution or settlement of the Plan, including when necessary or appropriate due to the legal system applicable to any Participants or to particular companies of the Telefónica Group or if necessary or appropriate for legal, regulatory, operational or other similar reasons, establishing any legal device (including trusts or other similar devices) or reaching agreements with any kind of entity for the deposit, custody, holding and/or administration of the Additional Shares and/or the subsequent delivery thereof to the Participants within the framework of the Plan. (h) To draw up and publish such announcements as are necessary or appropriate. (i) To draw up, enter into, execute and if applicable certify any kind of document relating to the Plan. (j) And, in general, to carry out such actions, adopt such decisions and execute such documents as are necessary or merely appropriate for the validity, effectiveness, implementation, development, performance, settlement and

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 19 of 21 successful implementation of the Plan and of the previously adopted resolutions. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 20 of 21 Proposal regarding Item IX on the Agenda: Delegation of powers to formalize, interpret, rectify and carry out the resolutions adopted by the shareholders at the General Shareholders’ Meeting. To authorize, on a several basis, the Executive Chairman of the Board of Directors, the Chief Operating Of ficer, the Secretary of the Board of Directors and the Deputy Secretary of the Board of Directors, such that, without prejudice to any other delegations included in the foregoing resolutions and any existing powers of attorney to convert resolutions into public instruments, any of them may formalize and implement the foregoing resolutions, with the power for such purpose to execute the public or private documents that may be necessary or appropriate (including documents for purposes of interpretation, clarif ication, further development, supplementation, correction of errors and curing of defects) for the most correct performance thereof and for the registration thereof, to the extent required, with the Commercial Registry or any other public registry, as well as to deposit the accounts of the Company and its Group. * * *

Telefónica, S.A. ORDINARY GENERAL SHAREHOLDERS’ MEETING 2022 21 of 21 Proposal regarding Item X on the Agenda: Consultative vote on the 2021 Annual Report on Director Remuneration. To approve, on a consultative basis, the Annual Report on Director Remuneration for fiscal year 2021. It is hereby stated for the record that the full text of such Report has been made available to the shareholders, along with the other documentation relating to this General Shareholders’ Meeting, since the date of the call to meeting. * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 8, 2022	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors